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                              February 17, 2021

       Richard Kang
       President and Chief Executive Officer,
       NeuroBo Pharmaceuticals, Inc.
       200 Berkeley Street, Office 19th Floor
       Boston, MA 02116

                                                        Re: NeuroBo
Pharmaceuticals, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 2,
2021
                                                            File No. 001-37809

       Dear Dr. Kang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Proposal 1, page 8

   1. With reference to Note A of Schedule 14A, we note that Proposal 1 is a solicitation of your shareholders for
the purpose of issuing shares pursuant to an Agreement and Plan of
                                                        Merger with ANA
Therapeutics, Inc. We further note your disclosure on page 5 concerning your belief
that an understanding of the ANA Acquisition is necessary in order to make an informed
voting decision with respect to the potential issuance of the securities in connection with
Milestone Payments. Accordingly, please revise to provide all information that is
required by Items 11, 13 and 14 of Schedule 14A, including financial statements for ANA
Therapeutics and pro forma financial information for the combined company, as applicable.
Refer, as applicable, to Item 14(e) of Schedule 14A concerning use of Incorporation by
Reference.
 Richard Kang
FirstName LastNameRichard
NeuroBo Pharmaceuticals, Inc.Kang
Comapany17,
February  NameNeuroBo
            2021         Pharmaceuticals, Inc.
February
Page 2 17, 2021 Page 2
FirstName LastName
2. Please revise and, if applicable, update your disclosure concerning the merger consideration. In this regard, please disclose the relative valuations attributed to the two companies and clarify the equity stake that former ANA holders would hold in the combined company if all merger consideration were paid out to them. Also disclose the fair market value of the Milestone Payments and Royalty Payments and all other material information concerning the Contingent Consideration. With respect to the Royalty
         Payments, disclose the milestone payments or tell us why you believe that the actual percentages are not material to the voting decision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dillon Hagius at (202) 551-7976 or Joe McCann at (202) 551-6262 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Jeffrey H. Kuras